SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                                (Amendment No. 3)

                           Utah Medical Products, Inc.
                           ---------------------------
                                (Name of Issuer)

                      Utah Medical Products, Inc. (Issuer)
                      ------------------------------------
                            (Name of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    917488108
                      -------------------------------------
                      (Cusip Number of Class of Securities)

                                Kevin L. Cornwell
                                Chairman and CEO
                           Utah Medical Products, Inc.
                               7043 South 300 West
                               Midvale, Utah 84047
                                 (801-566-1200)
        --------------------------------------------------------------
          (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

     Transaction Valuation*                             Amount of Filing Fee
           $8,200,000                                           $1,640

* Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 1,000,000 shares of Common Stock, par value $.01 per share, at the tender offer price of $8.20 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,640
Filing Party:  Utah Medical Products, Inc.
Form or Registration No.:  Amendment No. 1 to Schedule TO
Date Filed:  August 18, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[x]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the tender offer by Utah Medical Products, Inc., a Utah corporation ("UTMD" or the "Company"), to purchase 1,000,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.01 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between Utah Medical Products, Inc. and Registrar and Transfer Company as Rights Agent, at a price of $8.20 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer," copies of which were previously filed on Amendment No. 1 to the Schedule TO as Exhibit (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 3 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Notice of Offer to Purchase for Summary Advertisement, previously filed on Amendment No. 1 and Amendment No. 2 to the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C),
(a)(1)(D), (a)(1)(E), and (a)(1)(G), respectively, is hereby amended and supplemented as follows:

     The Date of the Offer to Purchase is August 18, 2000.

     The information in the Offer to Purchase, previously filed on Amendment No. 1 to the Schedule TO as Exhibit (a)(1)(A), is hereby amended and supplemented to the extent specifically provided herein. Page numbers refer to the printed offer document mailed to all shareholders in August 2000.

SUMMARY TERM SHEET  (page 3)

HOW WILL UTMD PAY ME FOR THE SHARES?

                    You will receive a check for the purchase price of the shares we buy from you. We expect to obtain the funds needed to pay for this tender offer from borrowings under the previously established revolving line of credit with our bank. There is currently an unused credit balance sufficient to fund this tender offer.

2.   PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER. (page 8)

second paragraph.

     The Company's Board believes that the Offer is in the best interests of UTMD. The Company believes that the Offer and related financing will be accretive to earnings per share (on both a basic and a diluted basis) in the Company's fiscal year ending December 31, 2000, but there can be no assurance to that effect. Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company and thus in the Company's future earnings, subject to the Company's right to issue additional shares and other equity securities in the future. The proforma financial statements which follow on page 17 quantify the amount by which the offer and related financing, for calendar year 1999 and latest quarter ending June 30, 2000, would have been accretive to earnings per share, in an amount equal about 9%. The proforma financial statements which follow on page 18 demonstrate that shareholders who decide not to tender will own shares in a company with greater debt obligations until future financial performance allows the debt to be repaid. Future financial performance is uncertain.

third paragraph.

     The Board has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the shares, make this an attractive time to repurchase a significant portion of the outstanding shares. After comparing UTMD's recent share value with other publicly traded companies in the medical device industry and/or with companies of comparable financial performance, the Board believes UTMD's shares are grossly undervalued. UTMD's shares are trading at 50% or less of the financial multiples typical for the industry and broader index averages. In considering alternatives, the Board believes the Company's own shares are the most attractive investment available to it at this time, and the limited availability of UTMD shares for sale on the open market make a tender offer the most practical way to repurchase a significant portion of the Company's shares in 2000. After the Offer is completed, the Company believes that its financial condition, access to capital and outlook for continued favorable cash flow generation will allow it to continue to reinvest in its business, including the ongoing acquisition of complementary products and businesses. The tender offer is consistent with and will continue UTMD's pattern of investments with the primary goal of generating maximum value for continuing shareholders.

second paragraph. (page 9)

     From time to time, the Company has had informal discussions with third parties expressing varying degrees of interest in a possible acquisition of, investment in or a combination with the Company. These discussions were preliminary in nature and did not result in any proposals being recommended to the Board. In reviewing the Offer, the Board reviewed the Company's strategic business plans and was made aware of such discussions.


4.   WITHDRAWAL RIGHTS.

second paragraph, first sentence. (page 12)

     For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase.

6.   CERTAIN CONDITIONS OF THE OFFER. (pages 14 and 15)

     UTMD has removed Section 6. (c) (v) as a condition for not completing the offer. UTMD has also removed Section 6. (e) as a condition.

8.   SOURCE AND AMOUNT OF FUNDS.  (page 15)

     Assuming that the Company purchases 1,000,000 Shares pursuant to the Offer at $8.20 per Share, the Company expects the maximum amount required to purchase shares pursuant to the Offer and to pay related fees and expenses will be approximately $8,250,000, which the Company expects to obtain from borrowings under the Company's $14,500,000 unsecured revolving line of credit ("Line of Credit") with Key Bank, N.A. The Line of Credit expires on April 14, 2002. The loan balance immediately following the close of the tender offer should be approximately $12 million. According to the proforma financials on page 18, UTMD's debt ratio, expressed as the ratio of total liabilities to total assets, would increase immediately following the close of the Offer from 32% to 62% based on December 31, 1999 balance sheet data, and from 26% to 56% based on June 30, 2000 balance sheet data.

     For reference, in August 1999, UTMD completed a tender offer using its bank line of credit to finance the purchase of 1,153,900 shares at a cost of $9.3 million including fees and expenses. The August 31, 1999 bank loan balance following the tender offer was $9.0 million. After the August 1999 tender offer and prior to this Offer during 2000, UTMD purchased an additional 322,028 shares in the open market for $3.2 million using its line of credit for financing. The line of credit loan balance on September 14, 2000, prior to the closing of the current offer, is expected to be about $3.4 million. Therefore, Company was able to repay borrowings for share repurchases over the most recent twelve month period by about $8.8 million.

     The Company's ability to borrow funds under the Line of Credit is contingent on being able to meet the following financial covenants on a continuing basis: 1) UTMD must maintain a ratio of current assets to current liabilities in excess of 2.0 to 1.0, calculated at the end of each calendar quarter; and 2) the quarter-end loan balance must be less or equal two times the most recent four calendar quarters' pretax and preinterest earnings plus depreciation and amortization (less or equal two times trailing four quarters' EBITDA). EBITDA for the most recent four calendar quarters through June 30, 2000 was $11,333,000. Therefore, under the covenant, the maximum current loan balance must be less than $22,666,000. However, the line of credit is limited to $14.5 million. There are no other material covenants based on financial ratios.

     The loan balance under the Line of Credit bears interest at a floating rate equal to Prime Rate less 1.00% or LIBOR plus 1.45%. During the most recent 60 days, the interest rate has been 8.5% on the Prime portion of the line, and between 8.075% and 8.1375% on the LIBOR portion. In order to receive the generally more attractive LIBOR rate, UTMD must lock in a loan amount for any consecutive 30 days, at its election. Therefore, the Company tends to pay the Prime Rate less 1.00% on amounts it believes it will be able to repay during the next 30 days, and pays the more attractive LIBOR plus 1.45% rate on the remaining balance. The overall loan balance is minimized by periodically sweeping UTMD's operating funds.

10.  INTERESTS  OF  DIRECTORS  AND  OFFICERS;   TRANSACTIONS   AND  ARRANGEMENTS
     CONCERNING SHARES. (page 19)

     The following table has been added to identify the aggregate number and percentage of the common stock owned by each of UTMD's executive officers, directors and controlling persons, as well as the amount each of these persons will own after the offering, assuming exercise of all vested options.


                                                                                   Percentage Ownership
                                                                                    after Tender Offer
                                                        Percentage Ownership     (Assuming UTMD Purchases
                               Shares of UTMD Common          of Shares          1,000,000 Shares and no
Directors and                    Stock Beneficially       Outstanding as of       Director or Executive
Executive Officers (1)               Owned (2)           August 18, 2000 (3)       Officer Tenders) (3)
-----------------------------------------------------------------------------------------------------------

Kevin L. Cornwell                     540,751                   8.21%                       9.67%
(Chairman of the Board &
Chief Executive Officer)

Ernst G. Hoyer                         62,500                   1.01%                       1.21%
(Director)

Stephen W. Bennett                     58,000                   0.94%                       1.12%
(Director)

Paul O. Richins                        33,602                   0.55%                       0.65%
(Director & Vice President)

Barbara A. Payne                       27,050                   0.44%                       0.52%
(Director)

(1) The business address of each of the directors and executive officers of the Company is 7043 South 300 West, Midvale, Utah 84047. The business phone number is (801) 566-1200.
(2) Shares shown as beneficially owned include shares subject to options which are presently exercisable or which will become exercisable on or before October 18, 2000. See the following table for detailed information regarding options owned by directors and executive officers.
(3) Calculations of percentages assumes the exercise of options to which the percentage relates.

     The Company has stock option plans which authorize the grant of stock options to eligible employees, directors, and other individuals to purchase up to an aggregate of 4,722,500 shares of common stock. All options granted under the plans may be exercised between six months and ten years following the date of grant, subject to vesting schedules and continued employment (in the case of employees) or ongoing service (in the case of directors and other individuals). The exercise price is the market price on the date of the grant. Most outstanding options vest in the right to exercise over a four-year period. All optionees may use shares previously owned for at least six months to exercise options. The Company may also accept owned shares to cover withholding or other taxes. In the event of a change of control, the Company is required to pay the optionee a cash amount equal to the excess of the market price over the exercise price of all options granted, whether or not vested.

     The following table has been added to identify each of UTMD's executive officers, directors or controlling persons who have received options under UTMD's stock option plans, the number of options received, vesting dates, exercise price and expiration date.

                                               Shares         Exercise
                       Option      Shares    Exercisable on   Price Per     Vesting    Expiration
Name                    Date       Granted    10/18/00          Share        Dates        Date
-----------------------------------------------------------------------------------------------------

Kevin L. Cornwell       9/8/93     75,000       75,000          $ 10.00     1994-97       9/8/03
                       1/28/94     95,000       95,000          $  7.25     1995-98      1/28/04
                       1/26/95     40,000       40,000          $  9.50     1996-99      1/26/05
                       7/26/96     90,000       90,000          $ 14.25     1997-00      7/26/06
                        2/1/97     65,000       60,938          $ 11.50     1998-01       2/1/07
                       1/30/98     85,000       58,438          $  7.25     1999-02      1/30/08
                       1/29/99     90,000       39,375          $  6.50     2000-03      1/29/09
Ernst G. Hoyer          9/3/96     10,000       10,000          $ 14.25     1997-00       9/3/06
                       3/31/97     10,000        7,500          $ 10.875    1998-01      3/31/07
                       3/31/98     10,000        5,000          $  7.188    1999-02      3/31/08
                       1/29/99     20,000       20,000          $  6.50      1999        1/29/09
Stephen W. Bennett     3/31/94     10,000       10,000          $  7.50     1995-98      3/31/04
                       3/31/95     10,000       10,000          $ 10.625    1996-99      3/31/05
                        9/3/96     10,000       10,000          $ 14.25     1997-00       9/3/06
                       3/31/97     10,000        7,500          $ 10.875    1998-01      3/31/07
                       3/31/98     10,000        5,000          $  7.188    1999-02      3/31/08
                       1/29/99     10,000       10,000          $  6.50      1999        1/29/09
Paul O. Richins         9/8/93      1,500        1,500          $ 10.00     1994-97       9/8/03
                       1/28/94      6,000        6,000          $  7.25     1995-98      1/28/04
                       1/26/95      4,000        4,000          $  9.50     1996-99      1/26/05
                       7/26/96      2,500        2,500          $ 14.25     1997-00      7/26/06
                        2/1/97      4,000        3,750          $ 11.50     1998-01       2/1/07
                        5/1/97      4,000        3,250          $  6.75     1998-01       5/1/07
                       1/30/98      6,000        4,125          $  7.25     1999-02      1/30/08
                       1/29/99      8,000        3,500          $  6.50     2000-03      1/29/09
                       1/28/00      5,000          0            $  6.75     2001-04      1/28/00
Barbara A. Payne        8/2/97      5,000        3,750          $  8.00     1998-01       8/2/07
                       3/31/98     10,000        5,000          $  7.188    1999-02      3/31/08
                       1/29/99     15,000       15,000          $  6.50      1999        1/29/09


13.  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

     There are no direct income tax consequences of the offer to the Company. Indirectly, the interest cost associated with debt incurred to finance the share purchases is a tax deductible expense, and therefore reduces future taxable earnings. The proforma financial statements on page 17 show the reduction in income taxes that would happen based on calendar year 1999 and the quarter ending June 2000 performance.

15.  FEES AND EXPENSES.

     Registrar and Transfer Company, the Depositary, will receive approximately $5,000 as compensation for its services. In addition, the Company estimates approximately an additional $30,000 for administrative expenses including legal services and mailing costs in connection with the Offer.

Item 12.          Exhibit.

(a) (5) (C)       Press Release, dated September 8, 2000.





                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   UTAH MEDICAL PRODUCTS, INC.


                                   By: /s/ KEVIN L. CORNWELL
                                   ---------------------------------------------
                                   Name: Kevin L. Cornwell
                                   Title:   Chairman and Chief Executive Officer
Dated: September 8, 2000


                                  EXHIBIT INDEX

   Exhibit #                    Description
--------------                  -----------
(a) (5) (C)                     Press Release, dated September 8, 2000

                               EXHIBIT (a) (5) (C)


                                  PRESS RELEASE
                      UTMD Clarifies Terms of Tender Offer

Contact:  Paul Richins                                         September 8, 2000
(801) 566-1200

Salt Lake City, Utah - Utah Medical Products, Inc. (Nasdaq:UTMD) today filed via the SEC's EDGAR database a number of clarifications to its written offer materials sent to shareholders in August. The modifications may be accessed at the SEC's website at http://www.sec.gov, which site is also linked to UTMD's
                       ------------------
website at http://www.utahmed.com
           ----------------------

Although the Company believes the revisions to its "Offer to Purchase For Cash Up To 1,000,000 Shares of Its Common Stock At a Purchase Price of $8.20 Per Share" documentation are minor, it urges shareholders to access and read the information before deciding whether to tender or refrain from tendering their shares. Shareholders who have previously tendered shares may change their minds and withdraw them on or before 5:00 P.M. New York City time, Friday,
September 15.                                                            -------
-------------

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company's common stock. The solicitation to buy the Company's common stock will only be made pursuant to the Offer to purchase and related materials, as amended, that the Company has filed with the SEC. Shareholders should carefully read the Offer to purchase and related materials including the revisions and clarifications filed on EDGAR today. UTMD's Depositary for the Offer is Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016 Attn: Reorganization Department, Telephone Number: (800) 368-5948, Facsimile Number: (908) 497-2311.

With regard to the Safe Harbor Statement in UTMD's August 10, 2000 press release announcing its tender offer, the Company notes that the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. Shareholders are advised that the safe harbor protections do not apply to statements in any of the tender offer materials.

Utah Medical Products, Inc., with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.